UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Advanced Analogic Technologies Incorporated
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00752J108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,208,592
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,208,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,208,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 494,659
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 494,659
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,659
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 328,386
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 328,386
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 808,279
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 808,279
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 808,279
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 577,268
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 577,268
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 577,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON JOHN FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,208,592
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,208,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,208,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON LUKE FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,208,592
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,208,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,208,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 00752J108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Advanced Analogic Technologies Incorporated (the “Issuer”).  The address of the principal executive offices of the Issuer is 3230 Scott Boulevard, Santa Clara, California 95054.

Item 2.	Identity and Background.

(a)  This Schedule 13D is being filed by Dialectic Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), the investment manager of Dialectic Capital Partners, LP., a Delaware limited partnership (“DCP”), Dialectic Offshore, Ltd., a Cayman Islands exempted company (“DOF”), Dialectic Antithesis Partners, LP, a Delaware limited partnership (“DAP”), Dialectic Antithesis Offshore, Ltd., a Cayman Islands exempted company (“DAO”), John Fichthorn, a natural person who is a U.S. citizen (“JF”), and a managing member of the Investment Manager and Luke Fichthorn, a natural person who is a U.S. citizen (“LF”), and a managing member of the Investment Manager (the Investment Manager, DCP, DOF, DAP, DAO, JF, AND LF, collectively the “Reporting Persons”).

(b)  The principal business address for each of the Investment Manager, DCP, DAP, JF and LF is 875 Third Avenue, 15th Floor, New York, New York 10022.  The principal business address for DOF and DAO is c/o Goldman Sachs Administration Services, Hardwicke House, 2nd Floor, Hatch Street, Dublin 2, Ireland.

(c)  The principal business of DCP, DOF, DAP and DAO is investing in securities. The principal business of the investment manager is providing investment advice. The principal occupation of JF and LF is investment management.  Information with respect to the officers and directors of DOF and DAO is attached as Schedule B to this Schedule 13D.

 JF and LF are the managing members of the Investment Manager and, as a result, each of JF and LF may be deemed to control such entity.  Accordingly, each of JF and LF may be deemed to have a beneficial interest in the Shares by virtue of the Investment Manager’s role as investment manager to DCP, DOF, DAP and DAO and the Investment Manager’s power to vote and/or dispose of the Shares. Each of the Investment Manager, JF and LF disclaim beneficial ownership of the Shares owned by DCP, DOF, DAP and DAO except to the extent of his respective pecuniary interest, if any, therein.

(d)  None of the Reporting Persons and directors listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  None of the Reporting Persons or officers and directors listed on Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 00752J108

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by DCP, DOF, DAP and DAO were purchased with working capital (no borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business) in open market purchases.  The aggregate purchase cost of the 2,208,592 Shares beneficially owned in the aggregate by DCP, DOF, DAP and DAO is $8,193,588.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares in the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, engaging in discussions with other stockholders and third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 42,112,625 Shares outstanding, as of July 26, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 30, 2010.

(a, b)	As of the date hereof, the Investment Manager may be deemed to be the beneficial owner of 2,208,592 Shares, constituting approximately 5.2% of the Shares outstanding.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,208,592 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,208,592 Shares.

The Investment Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)	As of the date hereof, DCP may be deemed to be the beneficial owner of 494,659 Shares, constituting approximately 1.2% of the Shares outstanding.

CUSIP NO. 00752J108

DCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 494,659 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 494,659 Shares.

DCP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

In addition, DCP, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  DCP specifically disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

(a, b)	As of the date hereof, DOF may be deemed to be the beneficial owner of 328,386 Shares, constituting less than one percent of the Shares outstanding.

DOF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 328,386 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 328,386 Shares.

DOF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

In addition, DOF, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  DOF specifically disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

(a, b)	As of the date hereof, DAP may be deemed to be the beneficial owner of 808,279 Shares, constituting approximately 1.9% of the Shares outstanding.

DAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 808,279 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 808,279 Shares.

DAP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

In addition, DAP, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  DAP specifically disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

(a, b)	As of the date hereof, DAO may be deemed to be the beneficial owner of 577,268 Shares, constituting approximately 1.4% of the Shares outstanding.

CUSIP NO. 00752J108

DAO has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 577,268 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 577,268 Shares.

DAO specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

In addition, DAO, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  DAO specifically disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

(a, b)	As of the date hereof, JF may be deemed to be the beneficial owner of 2,208,592 Shares, constituting approximately 5.2% of the Shares outstanding.

JF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,208,592 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,208,592 Shares.

JF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)	As of the date hereof, LF may be deemed to be the beneficial owner of 2,208,592 Shares, constituting approximately 5.2% of the Shares outstanding.

LF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,208,592 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,208,592 Shares.

LF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)
The trading dates, number of Shares purchased and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Schedule A.  All such transactions were effected in open market transactions with brokers, except where indicated.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 9, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 00752J108

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement by and among Dialectic Capital Management, LLC, Dialectic Capital Partners, LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Dialectic Antithesis Offshore, Ltd., John Fichthorn and Luke Fichthorn, dated August 9, 2010.

CUSIP NO. 00752J108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2010

DIALECTIC CAPITAL PARTNERS, LP

By:	Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC CAPITAL MANAGEMENT, LLC

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC OFFSHORE, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP

By:	Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

/s/ John Fichthorn
JOHN FICHTHORN

/s/ Luke Fichthorn
LUKE FICHTHORN

CUSIP NO. 00752J108

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

DIALECTIC CAPITAL PARTNERS, LP

4,098	3.4670	06/01/2010
12,890	3.7000	06/03/2010
8,379	3.7300	06/03/2010
4,511	3.7121	06/03/2010
18	3.1696	07/01/2010
309	3.1701	07/01/2010
6,610	3.4121	07/15/2010
53,590	3.4150	07/16/2010
9,743	3.4444	07/19/2010
200	3.1936	07/29/2010
31,100	3.2000	07/29/2010

DIALECTIC OFFSHORE, LTD.

837	3.4670	06/01/2010
4,985	3.7300	06/03/2010
7,670	3.7000	06/03/2010
2,685	3.7121	06/03/2010
1,482	3.1696	07/01/2010
26,197	3.1701	07/01/2010
4,300	3.4121	07/15/2010
35,500	3.4150	07/16/2010
6,400	3.4444	07/19/2010
100	3.1936	07/29/2010
20,600	3.2000	07/29/2010

DIALECTIC ANTITHESIS OFFSHORE, LTD.

3,769	3.4670	06/01/2010
37,980	3.7000	06/03/2010
24,687	3.7300	06/03/2010
13,293	3.7121	06/03/2010
(117,433)	3.1710	07/01/2010
400	3.1936	07/29/2010
67,500	3.2000	07/29/2010

DIALECTIC ANTITHESIS PARTNERS, LP

15,981	3.4670	06/01/2010
26,949	3.7300	06/03/2010
14,511	3.7121	06/03/2010
41,460	3.7000	06/03/2010
(20,481)	3.1710	07/01/2010
94,800	3.2000	07/29/2010
610	3.1935	07/29/2010

CUSIP NO. 00752J108

DIALECTIC CAPITAL MANAGEMENT, LLC
NONE

JOHN FICHTHORN
NONE

LUKE FICHTHORN
NONE

CUSIP NO. 00752J108

SCHEDULE B

Directors of Dialectic Offshore, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

John Fichthorn Director	Managing Member of Dialectic Capital Management, LLC	875 Third Avenue, 15th Floor New York, New York 10022	United States

Scott Dakers Director	Manager Fiduciary Services at Ogier Fiduciary Services, Ltd	Ogier Fiduciary Services, Ltd 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

Inderjit Singh Director	Manager Fiduciary Services at Ogier Fiduciary Services, Ltd	Ogier Fiduciary Services, Ltd 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

Directors of Dialectic Antithesis Offshore, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

John Fichthorn Director	Managing Member of Dialectic Capital Management, LLC	875 Third Avenue, 15th Floor New York, New York 10022	United States

Scott Dakers Director	Manager Fiduciary Services at Ogier Fiduciary Services, Ltd	Ogier Fiduciary Services, Ltd 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

Inderjit Singh Director	Manager Fiduciary Services at Ogier Fiduciary Services, Ltd	Ogier Fiduciary Services, Ltd 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom